Exhibit 99.1

ReTo Regained Compliance with Nasdaq’s Minimum Bid Price Requirement

BEIJING, CHINA – April 3, 2025 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a manufacturer of ecological environment protection equipment and intelligent equipment in China, today announced that it received a letter, dated March 28, 2025 (the “Letter”), from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Nasdaq Hearings Panel has concluded that the Company has regained compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Letter stated that the Company will remain on a Discretionary Panel Monitor, pursuant to Listing Rule 5815(d)(4)(A), for a one-year period from the date of the Letter.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its operating subsidiaries in China, is engaged in the research and development, manufacture and sales of ecological environment protection equipment and intelligent equipment. The Company provides consultation, design, implementation and installation of its equipment and related parts, as well as engineering support and technical advice and services. For more information, please visit: http://en.retoeco.com.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Tel: +86-10-64827328

Email: ir@retoeco.com or 310@reit.cc